

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 19, 2021

Howard Nunn
Chief Executive Officer
Novea Inc.
11 Cypress Point
Amarillo, Texas USA 79124-4910

      Re: Novea Inc.
          Post- Qualification Amendment to Offering Statement on Form 1-A
          Filed March 25, 2021
          File No. 024-10577

Dear Mr. Nunn:

      We have reviewed your amendment and do not have any comments.

      We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

                Sincerely,

                Division of Corporation Finance
                Office of Technology

cc: Jim Quinlan